3/18/2002

[redacted]

02021445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37151

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2002 WASH. D.C. 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINANCIAL GOAL SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Creekside Drive
(No. and Street)

Rancho Mirage	California	92770
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel E. Kocen (760) 324-1875
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodrich, Goodyear & Hinds
(Name — *if individual, state last, first, middle name*)

6700 E. Pacific Coast Highway, Suite 225,	Long Beach	California	90803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

OATH OR AFFIRMATION

I, Joel E. Kocen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Goal Securities Incorporated, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

DORA J. WESTCOTT
Commission # 1316459
Notary Public - California
San Diego County
My Comm. Expires Aug 3, 2005

Notary Public

Signature

Joel E. Kocen, President

Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds

An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Financial Goal Securities, Inc.
Palm Springs, California

We have audited the accompanying statement of financial condition of Financial Goal Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Goal Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
January 11, 2002

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (Note 1):		
Cash in bank		$ 11,539
Total cash and cash equivalents		11,539
Concessions receivable		37,525
Advances to officers		8,625
Prepaid fidelity bond		495
Deposit - CRD		260
Property and equipment, net of accumulated depreciation of $35,627 (Note 1)		124,586
Unamortized lease costs, net of accumulated amortization of $1,667		2,333
Total assets		$ 185,363

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities - Payroll taxes payable		$ 56
Commitments (Note 5)		-
Stockholders' equity:		
Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 10,000 shares	$ 10,000	
Additional paid-in capital	97,511	
Retained earnings	77,796	
Total stockholders' equity		185,307
Total liabilities and stockholders' equity		$ 185,363

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2001

Revenues:		
Concessions - DPP		$ 348,704
Due diligence fees		1,403
Interest and other		2,884
Total revenues		352,991
Operating expenses:		
Salaries, commissions and employee benefits	$ 167,013	
Professional consulting	11,532	
Rent (Note 5)	12,000	
Conferences, seminars and education, net of reimbursement	2,393	
Payroll taxes	6,769	
Auto expenses	32,500	
Insurance	10,754	
Copying and printing	5	
Travel	27,483	
Maintenance and repairs	143	
Legal and accounting	12,029	
NASD assessments	4,735	
SIPC assessment	150	
Department of Corporation assessment	75	
Fidelity bond expense	240	
Computer maintenance	2,902	
Office supplies and expenses	2,956	
Business development	6,004	
Depreciation	13,043	
Telephone	2,706	
Utilities	4,350	
Meals and entertainment	7,740	
Janitorial	1,800	
Other general and administrative	884	
Total expenses		330,206
Income before income taxes		22,785
Income taxes (Note 2)		(800)
Net income		$ 21,985

The accompanying notes are an integral part of these financial statements.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 10,000	97,511	55,811	163,322
Net income for the year ended December 31, 2001	-	-	21,985	21,985
Balance at end of year	$ 10,000	97,511	77,796	185,307

The accompanying notes are an integral part of this financial statement.

FINANCIAL GOAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income		$ 21,985
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation	$ 13,337	
Amortization of prepaid auto lease costs	1,334	
Increase in concessions receivable	(37,525)	
Decrease in advances	1,122	
Decrease in income taxes payable	(800)	
Increase in payroll taxes payable	56	
Decrease in deposits - CRD	320	
Increase in prepaid expenses	(300)	
Total adjustments		(22,456)
Net cash flows used for operating activities		(471)
Cash flows from financing activities:		
Purchase of equipment	(807)	
Net cash flows used for financing activities		(807)
Cash flows from investing activities		-
Net decrease in cash		(1,278)
Cash and cash equivalents at beginning of year		12,817
Cash and cash equivalents at end of year		$ 11,539

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its main office in Rancho Mirage, California, with one branch office in Palm Springs, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's business consists of public and private placements of equity securities, debt securities, mortgage debt, secured notes, lease participations, and deeds of trust.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Property and Equipment

Property and equipment consists of the following components as of December 31, 2001:

Furniture and fixtures	$ 47,869
Computer equipment	21,606
Building improvements	90,738
	160,213
Less accumulated depreciation	(35,627)
Net property and equipment	$ 124,586

Depreciation of property and equipment is provided for on the straight-line method over the estimated useful lives of the assets, ranging from three to thirty-nine years.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Federal	California	Total
Current (refundable)	$ -	$ 800	$ 800
Deferred	-	-	-
Total	$ -	$ 800	$ 800

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences.

At December 31, 2001, deferred tax assets are not deemed material.

(3) DEFINED BENEFIT PENSION PLAN

The Company sponsors a defined benefit pension plan that covers substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and compensation rates near retirement.

Contributions to the plan reflect benefits attributed to employees' services to date as well as services expected to be earned in the future. Plan assets primarily consist of promissory notes and equity participation in various direct participation programs.

The accrual of plan benefits, originally effective January 1, 1986, and frozen as of May 1, 1995, was reinstated effective January 1, 1998. There were no contributions to the plan for 2001.

The following sets forth the funded status of the plan at January 1, 2000 (the most recent actuarial information available):

(3) DEFINED BENEFIT PENSION PLAN, Continued

Actuarial present value of benefit obligations:	
Vested benefits	$ 696,501
Non-vested benefits	-
Accumulated benefit obligation	$ 696,501
Projected benefit obligation	$ 696,501
Fair value of assets held in the plan	696,501
Unfunded excess of projected benefit obligation over plan assets	$ -

The weighted average discount rate used to measure the projected benefit obligation is 6 percent, and the expected long-term rate of return on assets is 6 percent.

The Company is presently in process of transferring the above assets to a new profit sharing plan covering substantially all employees.

(4) COMMITMENTS

The Company presently occupies facilities on a one-year lease expiring December 31, 2002, which provides for monthly lease payments of $1,000. The lease provides for annual renewals at rates to be negotiated.

The Company has also entered into various operating lease agreements with a financing company for certain automobiles. The lease terms expire at various times through June 2004 and call for payments as follows:

Year Ended December 31	Amount
2002	$ 28,962
2003	27,785
2004	3,933
	$ 60,680

(5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2001, the net capital was $11,483 which exceeded the required minimum capital by $6,483. The aggregate indebtedness to net capital ratio was less than .01 to 1.

FINANCIAL GOAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total equity from statement of financial condition		$ 185,307
Less non-allowable assets:		
Concessions receivable	$ 37,525	
Prepaid fidelity bond	495	
Net property and equipment	124,586	
Officer advances	8,625	
Deposit - CRD	260	
Unamortized lease costs	2,333	173,824
Net capital		$ 11,483

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 6,483

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 56
Ratio of aggregate indebtedness to net capital	.00 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

Goodrich, Goodyear & Hinds

An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Financial Goal Securities, Inc.
Palm Springs, California

In planning and performing our audit of the financial statements and supplemental schedules of Financial Goal Securities, Inc. for the year ended December 31, 2001, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
January 11, 2002